Exhibit 4.19

[Unofficial Translation from Hebrew Original]

Addendum 5 to the Lease Agreement of July 10, 2017

Prepared and signed in Tel Aviv on December 24, 2024

between	Minrav Group Ltd. 52-0034505

(Formerly Unihead Biopark Ltd.)

Raoul Wallenberg Street 24, Ziv Tower, Building D, Tel Aviv

(“the Company” or “the Lessor”)

On the one hand;

And	Scinai Immunotherapeutics Ltd. 51346105

(formerly BiondVax Pharmaceuticals Ltd.)

JBP Building Hadassah Ein Kerem, Jerusalem

(“the Tenant”)

On the other hand;

Whereas:	an unprotected lease agreement, with its extensions and additions (“the Lease Agreement”), was signed between the parties signed on July 10, 2017, by virtue of which the Tenant leases from the Company laboratories and offices in an area of approximately 1,845 square meters (gross) which constitutes the entire area of the second floor (“the Leased Premises”), and 13 (thirteen) outdoor parking spaces, 2 (two) outdoor double parking spaces and 7 (seven) covered parking spaces, in a building in the compound of the medical campus of Hadassah and the Hebrew University of Ein Kerem in Jerusalem (“Structure”), as specified in the Lease Agreement

Whereas:	and the Company declares that it has a leasehold right in a sublease of real estate, including the building, including the right to lease the leased property in accordance with this Addendum;

Whereas:	the lease period in the Leased Premises is scheduled to end on the day 31.12.2027;

Whereas:	and the Tenant contacted the Company and informed it that it would exercise its right to extend the lease period in the leased property and exercise the option period (as defined in the Lease Agreement), all in accordance with the provisions of the Lease Agreement;

Whereas:	the Company acceded to the Tenant’s request, all subject to the provisions of the Lease Agreement and the terms of this Addendum as detailed below.

Therefore, it was agreed, declared and stipulated between the parties as follows:

1.	Introduction and Interpretation

1.1.	The preamble and appendices to this Addendum are an integral part of it.

1.2.	The headings of the sections have been added for convenience purposes only and will not be used for the interpretation of the Zddendum.

1.3.	The terms in this Addendum shall have the meaning set forth in the Lease Agreement, to the extent that they have not been expressly changed and with the necessary changes.

1.4.	Previous drafts of this Addendum shall have no weight in connection with the interpretation of the Lease Agreement and/or this Addendum and shall not be admissible in any judicial or quasi-judicial proceeding.

2.	Rent and management fees

The lease period in the Leased Premises will be extended for an additional period of 60 (sixty) months (the “Additional Lease Period”) until December 31, 2032, under the same terms as in the Lease Agreement, including with respect to the rent that will be increased in accordance with the provisions of Section 5 of Appendix A to the Lease Agreement.

3.	general

3.1.	For the avoidance of doubt, it is clarified that in any clear conflict between the provisions of the Lease Agreement and the Addendum, the provisions of this Addendum will prevail.

3.2.	Any breach of any of the provisions of this Addendum will be considered a breach of the Lease Agreement, for all intents and purposes, and will provide the Company with all the remedies available to it under the Lease Agreement and/or by law, in respect of such breach.

And as proof, we have come to the signatory

/s/	/s/ Amir Reichman /s/ Uri Ben-Or
Minrav Group Ltd.	Scinai Immunotherapeutics Ltd.
Company	The Tenant